ORIENT-EXPRESS HOTELS INC.
555 Madison Avenue, 24th Floor
New York, New York 10022
Telephone 212 302 5055

                        Direct Tel: 212 764 8238
                         E-mail: edwin.hetherington@orient-express.com

ESH - OEHI                 February 26, 2013

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Orient-Express Hotels Ltd.
(File No. 001-16017)

Ladies and Gentlemen:

On behalf of Orient-Express Hotels Ltd. and pursuant to Section 13(a) of the Securities Exchange Act of 1934, we are filing herewith a Form 10-K annual report for the year ended December 31, 2012. The report includes 16 exhibits (Exhibits 10.1, 10.2, 10.5, 10.8, 10.9, 10.10, 10.11, 10.12, 11, 12, 18, 21, 23, 31, 32 and 101).

Kindly note that Orient-Express Hotels Ltd. is a "foreign private issuer" under Rule 3b-4, and is filing this report on Form 10-K as it applies to a foreign private issuer.

The financial statements in this report do not reflect any change from the preceding year in any accounting principles or practices, or in the method of applying any principles or practices except, as explained in Note 1 to the financial statements, the Company changed the date of the annual goodwill impairment test during 2012. Exhibit 18 to the report is a letter from Deloitte LLP concurring with this change.

Also as discussed in Note 1 to the financial statements, the Company's statements of consolidated cash flows for 2011 and 2010 have been restated to reflect certain reclassifications between operating, investing and financing activities.

If you have any questions about this filing, please contact the undersigned at the address above.

Sincerely yours,

/s/ E.S. Hetherington

Edwin S. Hetherington